DANIMER SCIENTIFIC, INC.

140 Industrial Boulevard,

Bainbridge, GA 39817

(229) 243-7075

September 2, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Danimer Scientific, Inc.

Registration Statement on Form S-3

Filed: August 25, 2022

File No.: 333-267074

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and in connection with the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), Danimer Scientific, Inc. (the “Company”) hereby respectfully requests that the Registration Statement be declared effective at 4:00 pm Eastern Time on September 7, 2022, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporate Finance of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Robert L. Lawrence of Kane Kessler, P.C., counsel to the Registrant, at (917) 763-9370, or in his absence, Aris Haigian at (646) 957-3818.

[Signature Page Follows]

Sincerely,

DANIMER SCIENTIFIC, INC.

By:	/s/ Michael A. Hajost
Michael A. Hajost
Chief Financial Officer

cc:	Robert L. Lawrence

Aris Haigian

Kane Kessler, P.C.